Exhibit 21
List of Subsidiaries

STATE OR JURISDICTION
NAME	OF ORGANIZATION
Synaptics International, Inc.	California

Synaptics (UK) Limited	United Kingdom

Synaptics Hong Kong Limited	Hong Kong

Synaptics Europe Sarl	Switzerland

Synaptics Holding GmbH	Switzerland

Synaptics LLC	Delaware

Synaptics Technology (Shanghai) Company Limited	China

Synaptics Japan (K.K.) Limited	Japan

Synaptics CanHK Limited	Hong Kong